January 12, 2009

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-7010

Attn:                    Rufus Decker

Accounting Branch Chief

Re:	Willdan Group, Inc. (File No. 1-33076)
Form 10-K for the fiscal year ended December 28, 2007
Forms 10-Q for the periods ended March 28, 2008, June 27, 2008 and September 26, 2008

Ladies and Gentlemen:

This letter is submitted by Willdan Group, Inc., a Delaware corporation (the “Company”), in response to comments received from the Staff in a letter delivered to the Company on December 18, 2008.  The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2007 (the “2007 10-K”) and (ii) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 28, 2008 (the “March 10-Q”), June 27, 2008 (the “June 10-Q”), and September 26, 2008 (the “September 10-Q” and together with the March 10-Q and the June 10-Q, the “Interim Filings”).

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2007

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

In response to the Staff’s comments below, the Company has provided, where possible, the additional disclosure or other revisions it anticipates including in its future filings.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

General

2.              Please expand MD&A to provide a discussion of recent economic events and their current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on expected trends, management’s response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may or may not affect other sources of liquidity.

In response to the Staff’s request, the Company will expand its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) disclosure in future filings to provide a discussion of recent economic events and their current and expected future impact on the Company’s operations, financial position and liquidity.  The disclosure to be included in MD&A under “Recent Developments” in the Company’s Form 10-K for the year ended January 2, 2009 will be similar to the following disclosure, although updated to discuss the impact of any economic events that occur prior to such filing.  The Company advises the Staff that it will also further expand its liquidity discussion in future filings to describe the impact, if any, that economic events have or are expected to have on the Company’s current and future cash flows or other sources of liquidity.

“Recent Developments

General economic conditions have recently declined due to a number of factors including slower economic activity, a lack of available credit, decreased consumer confidence and reduced corporate profits and capital spending. These conditions have led to a slowdown in construction, particularly residential housing construction, in the western United States.  As a result of this slowdown, our engineering services segment has suffered declines in revenue and we have made several workforce reductions in order to align resources, primarily human capital, to workload.  Additionally, we have terminated and/or abandoned five facility leases, subleased portions of two facilities and reduced the size of an additional facility lease in order to reduce costs.  We believe that the reductions in workforce and facility leases achieved through January 2, 2009 will be sufficient to align resources with future demand for our services. However, should the economic slowdown worsen, we will need to evaluate further reductions in headcount and facilities in geographic areas that are underperforming.  We will also continue to focus on reducing discretionary expenditures and the efficient procurement of necessary services.

Declining revenue resulting from the economic conditions discussed above also contributed to us having two consecutive fiscal quarters with net income after taxes of less than $1.00, which violated one of the covenants in our revolving credit agreement with Wells Fargo Bank, National Association (“Wells Fargo”) for the quarter ended September 26, 2008.  Wells Fargo agreed to waive this default for the quarter ended September 26, 2008, but in connection with such waiver, we agreed to amend the credit agreement to reduce the aggregate revolving loan commitment from $10.0 million to $5.0 million and amend certain financial covenants.  The terms of our amended credit agreement are discussed in more detail below under “—Liquidity and Capital Resources—Outstanding Indebtedness.”  While we believe that our cash on hand, cash generated by operating activities and funds available under our amended credit facility with Wells Fargo will be sufficient to finance our operating activities for the next 12 months, if we do experience a cash flow shortage or violate the current terms of our credit agreement, we may have difficulty obtaining additional funds on favorable terms, if at all, in the current credit market.”

Critical Accounting Policies, page 29

3.              In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

In response to the Staff’s comment, the Company will revise its MD&A disclosure under “Critical Accounting Policies—Goodwill Impairment Valuation” in future filings to reflect substantially the below language.  The Company advises the Staff that it is expanding the methodology it uses to estimate the fair value of its applicable reporting units for fiscal year 2008 to include a market based approach, along with the income approach it has used in prior years.  The Company is still in the process of determining the weight to be assigned to each method, but expects to weigh the income approach more heavily than the market approach.  Because the Company is still in the process of testing its goodwill for impairment for fiscal year 2008, it has included certain disclosure below in brackets or left the information blank to reflect that such information is not known at this time.  The Company will update the below disclosure in its Form 10-K for the year ended January 2, 2009 to reflect its final valuation approach and the results of its annual testing of goodwill for fiscal year 2008.

“Goodwill Impairment Valuation

SFAS No. 142, Goodwill and Other Intangible Assets, requires that we test goodwill, at least annually, for possible impairment.  Accordingly, we complete our annual testing of goodwill as of the last day of the first month of our fourth fiscal quarter each year to determine whether there is impairment.  In addition to our annual test, we regularly evaluate whether events and circumstances have occurred that may indicate a potential impairment of goodwill.  We did not recognize any impairment charges in fiscal years [2008,] 2007 and 2006.

We test our goodwill for impairment at the level of our reporting units, which are components of our operating segments.  The reporting units that have material amounts of goodwill are Willdan Energy Solutions, which is part of our engineering services segment, and Willdan Financial Services, which constitutes our public finance services segment. The process of testing goodwill for impairment involves the determination of the fair value of the applicable reporting units.  To estimate the fair value of our reporting units, we have historically used an income approach based on a multiple of historical cash flows, management’s estimates of future cash flows and other market data.  In fiscal year 2008, we expanded our methodology to include a market approach based upon multiples of EBITDA earned by similar public companies.  For our fiscal year 2008 annual impairment test, we weighted the income approach and the market approach at [    ]% and [    ]%, respectively.  The income approach was given a higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach, which is based on multiples of companies that, although comparable, may not provide the same mix of services as our reporting units. [The inclusion of the market approach did not result in any significant difference in the amount of impairment recognized from our historical methodology.]

Once the fair value is determined, we then compare the fair value of the reporting unit to its carrying value, including goodwill.  If the fair value of the reporting unit is determined to be less than the carrying value, we perform an additional assessment to determine the extent of the impairment based on the implied fair value of goodwill compared with the carrying amount of the goodwill.  In the event that the current implied fair value of the goodwill is less than the carrying value, an impairment charge is recognized.

Inherent in such fair value determinations are significant judgments and estimates, including assumptions about our future revenue,

profitability and cash flows, our operational plans and our interpretation of current economic indicators and market valuations. To the extent these assumptions are incorrect or economic conditions that would impact the future operations of our reporting units change, our goodwill may be deemed to be impaired, and an impairment charge could result in a material adverse effect on our financial position or results of operation.  For example, if we experienced a 10% decrease in the fair value of each of our reporting units that have goodwill from that determined during our 2008 annual impairment testing, we would require an impairment write-down of approximately $        .”

Liquidity and Capital Resources, page 35

4.              We note your credit agreement contains covenants to maintain a minimum tangible net worth, a minimum net income, a minimum asset coverage ratio and a maximum ratio of total funded debt to EBITDA.  We also note that as of the quarter ended September 26, 2008 you were in violation of your affirmative covenant that requires you to have net income after taxes not less than $ 1.00 for any fiscal quarter that immediately follows a fiscal quarter in which you failed to maintain net income after taxes of not less than $1.00.  As such, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.  For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In response to the Staff’s comment, the Company will revise the discussion of its credit agreement in MD&A under “Liquidity and Capital Resources—Outstanding Indebtedness” in future filings to reflect substantially the language included below.  The Company advises the Staff that it filed a Current Report on Form 8-K on December 23, 2008 describing the credit agreement waiver and amendments discussed below.  The Company further advises the Staff that it did not have any outstanding borrowings under its credit agreement as of January 2, 2009 and that, for purposes of the below disclosure, the Company has assumed that it will not borrow under this facility prior to filing its Form 10-K for fiscal year 2008.  Because the Company has not yet finalized its statement of operations for fiscal year 2008, the Company has also assumed for purposes of the below disclosure that it did not breach its maximum net loss before income tax (benefit) expense covenant for fiscal year 2008 and, therefore, has not discussed this covenant in the below disclosure.  If the Company borrows under this facility before filing its 10-K or does not meet its maximum net loss covenant for fiscal year 2008, or if other facts and circumstances change with respect to the credit agreement, appropriate revisions will be made to the below disclosure.  The Company has not included the actual ratios/amounts as of January 2, 2009 in the below anticipated disclosure because they are not known at this time.

“We currently have a revolving line of credit with Wells Fargo Bank, National Association (“Wells Fargo”).  We have also financed, from time to time, insurance premiums by entering into unsecured notes payable with insurance companies.  During our annual insurance renewals in the fourth quarter of our fiscal year ended January 2, 2009, we elected not to finance our insurance premiums for the upcoming fiscal year.

Under the terms of our credit agreement with Wells Fargo, we can borrow up to $5.0 million from time to time (as may be limited by the covenants in the credit agreement as discussed below) up to and until January 1, 2010.  Loans made under the revolving line of credit will accrue interest at either (i) the floating rate of 0.50% below the prime rate in effect from time to time or (ii) the fixed rate of 1.25% above LIBOR, at our election.  For prime rate loans, the interest rate will be adjusted when each prime rate change by the bank is announced and becomes effective.  The interest rate is subject to adjustment based on changes in our ratio of total funded debt to EBITDA (as defined in the credit agreement).  There were no outstanding borrowings under this agreement as of January 2, 2009.

Borrowings under the credit agreement are secured by all of our accounts receivable and other rights to payment, general intangibles, inventory and equipment, including those of our subsidiaries.  Each of our subsidiaries (except Public Agency Resources and Willdan Resource Solutions) has signed an unconditional guaranty of our obligations under the agreements.

The credit agreement contains customary representations and affirmative covenants, including covenants to maintain a maximum ratio of total funded debt to EBITDA, a minimum asset coverage ratio, a minimum tangible net worth and a minimum net income (each as specifically defined in the credit agreement and discussed in more detail below).  As discussed above in “—Recent Developments,” we breached our minimum net income covenant for the quarter ended September 26, 2008 and, in exchange for Wells Fargo’s waiver of this breach, we amended our credit agreement in December 2008 to reduce the amount available under the facility from $10.0 million to $5.0 million and to revise the financial covenants under the facility.

Our financial covenants require us to maintain a ratio of total funded debt to EBITDA of not greater than 2.5 to 1.0 and an asset coverage ratio of not less than 1.5 to 1.0, each measured as of the end of each fiscal quarter.  Total funded debt to EBITDA is measured on a rolling four-quarter basis, with funded debt defined as the sum of all obligations for borrowed money and EBITDA defined as net profit before tax plus interest expense, depreciation and amortization.  Our EBITDA as defined under the credit agreement for the fiscal year ended January 2, 2009 was $        (1).  As a result, we are limited to incurring total obligations, subject to compliance with other affirmative and negative covenants, for borrowed money, including borrowings under this credit agreement, of $     million, or 2.5 times our EBITDA for the most recent four fiscal quarters.  As of January 2, 2009, we are not limited by our minimum asset coverage ratio in our ability to borrow under the revolving credit agreement.

We must also maintain a tangible net worth of at least $20.0 million at all times.  Tangible net worth is defined in the credit agreement as stockholders’ equity less intangible assets and loans or advances to, or investments in, any related entities or individuals.  As of January 2, 2009, our tangible net worth as defined under our credit agreement was $     million(2).  Commencing with the fiscal quarter ending July 3, 2009, we are

(1) EBITDA is a supplemental measure used in our credit agreement to measure operating performance.  If our total funded debt to EBITDA ratio is greater than 2.5 to 1.0, Wells Fargo could choose to accelerate any loans then outstanding under the facility or refuse to make additional loans to us under the facility.  Management therefore believes that presentation of EBITDA as defined in the credit agreement is useful to investors because it helps them understand how our operating results compare to the financial covenants contained in our credit agreement and whether we are close to violating such covenants.  Management also reviews EBITDA to ensure it will continue to have access to its financing sources.  EBITDA is defined in the credit agreement as “net profit before tax plus interest expense (net of capitalized interest expense), depreciation expense and amortization expense.” This definition of EBITDA may differ from those of many companies reporting similarly named measures.  This measure should be considered in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles, or GAAP, such as net income.  EBITDA is not a recognized term under GAAP and does not purport to be an alternative to operating income or net income as an indicator of operating performance or any other GAAP measure.

The following is a reconciliation of net (loss) income to EBITDA:

Year Ended
January 2, 2009

Net (loss) income	$
Interest expense, net of capitalized interest expense
Income tax (benefit) expense
Depreciation and amortization
EBITDA	$

(2) Tangible net worth is a supplemental measure used in our credit agreement.  If we do not maintain tangible net worth of at least $20,000,000, Wells Fargo could choose to accelerate any loans then outstanding under the facility or refuse to make additional loans to us under the facility.  Management therefore believes that presentation of tangible net worth as defined in the credit agreement is useful to investors because it helps them understand how our tangible net worth compares to the financial covenants contained in our credit agreement and whether we are close to violating such covenants.  Management also reviews tangible net worth to ensure it will continue to have access to its financing sources.  Tangible net worth is defined in the credit agreement as the “aggregate of total stockholders’ equity less any intangible assets and less any loans or advances to, or investments in, any related entities or individuals.”  This definition of tangible net worth may differ from those of many companies reporting similarly named measures.  This measure should be considered in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles, or GAAP, such as stockholders’ equity.  Tangible net worth is not a recognized term under GAAP and does not purport to be an alternative to stockholders’ equity as an indicator of net worth or any other GAAP measure.

The following is a reconciliation of stockholders’ equity to tangible net worth:

Year Ended
January 2, 2009

Stockholders’ equity	$
Intangible assets
Related party loans, advances or investments
Tangible net worth	$

also required to maintain net income after taxes of at least $1.00 for any fiscal quarter that immediately follows a fiscal quarter in which we failed to maintain net income after taxes of $1.00 or more.

The credit agreement also includes customary negative covenants, including a covenant that prohibits the incurrence of additional indebtedness by us or our subsidiaries other than purchase money indebtedness not to exceed $2.0 million and indebtedness existing on the date of the credit agreement, and a covenant that prohibits payment of dividends on our stock and redemptions, repurchases or other acquisitions of our stock; provided that we can repurchase stock with an aggregate fair market value up to $5.0 million in any calendar year. In addition, the credit agreement includes customary events of default for a credit facility.  Upon a default, the interest rate will be increased by a default rate margin of 4.00%.  Upon the occurrence of an event of default under the credit agreement, including a breach of any of the covenants discussed above, Wells Fargo has the option to make any loans then outstanding under the credit agreement immediately due and payable and is no longer obligated to extend further credit to us under the credit agreement.”

5.              Please also clarify here and in Note 6 whether your financial covenants are maintained on an annual and/or quarterly basis.

As noted in the response to Comment 4 above, the Company is required to have tangible net worth of at least $20,000,000 at all times and each of our other financial covenants is measured quarterly. The Company will revise MD&A as noted in its response to Comment 4 to disclose the measurement period for its covenants.  The Company will also revise the fourth paragraph to Note 6 of its consolidated financial statements in future filings in substantially the following manner:

“Borrowings under the credit agreement are secured by all accounts receivable and other rights to payment, general intangibles, inventory and equipment of the Company and its subsidiaries. Each subsidiary of the Company (except Public Agency Resources and Willdan Resources Solutions) has signed an unconditional guaranty of the Company’s obligations under the agreements. The credit agreement also contains customary representations and affirmative covenants, including covenants to maintain a minimum tangible net worth, a minimum net income, a minimum asset coverage ratio and a maximum ratio of total funded debt to EBITDA (each ratio as specifically defined in the credit agreement).  We are required to maintain a tangible net worth of at least $20.0 million at all times and each of the other covenants is measured quarterly. The credit agreement also includes customary negative covenants, including a covenant that prohibits the incurrence of additional indebtedness by the Company or its subsidiaries other than purchase money indebtedness not to exceed $2.0 million and indebtedness existing on the date of the credit agreement, and a covenant that prohibits payment of dividends on the Company’s stock and redemptions, repurchases or other acquisitions of the Company’s stock; provided that the Company can repurchase stock with an aggregate fair market value up to $5.0 million in any calendar year. In addition, the credit agreement includes customary defaults for a credit facility. There were no outstanding borrowings under this credit agreement as of January 2, 2009.”

Item 8 — Financial Statements and Supplementary Data

Note 2 — Summary of Significant Accounting Policies, page F-7

6.              We note your disclosure on pages 29 and F-9 that direct costs of contract revenue does not include depreciation and amortization.  As such, please also revise your description of direct costs of contract revenue on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows:  “Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below).” See SAB Topic 11:B.

The Company advises the Staff that, in future filings, it will revise the caption on its statement of operations and elsewhere to read “Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below)”.

Exhibit 31 — Certifications

7.              We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.  Confirm that the individuals certified the reports in their individual capacities and remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S -K.

The Company advises the Staff that each individual certifying the reports certified the reports in his or her individual capacity.  The Company will remove the titles of individuals from the introductory sentence of the certifications required by Item 601(b)(31) in future applicable filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 26, 2008

General

8.              Please address the above comments in your interim filings as well, as applicable.

The Company advises the Staff that it will revise its future interim filings to reflect the responses to the above mentioned comments, as applicable.

* * * *

The Company hereby acknowledges that (i) the actions of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the 2007 10-K and the Interim Filings do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filings, (ii) the Staff comments, and changes to disclosure in the 2007 10-K and the Interim Filings in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to any of these filings and (iii) the Company may not assert the Staff’s review of the 2007 10-K or any of the Interim Filings as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (714) 940-6300.

Thank you.

Respectfully submitted,

/s/ Kimberly D. Gant

Kimberly D. Gant

cc: Keith W. Renken